Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Berkshire Hathaway Inc. (BRK)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Berkshire Hathaway Inc. (BRK)
Vote Yes: Item #6 – Designate a Board Committee to Oversee the Company’s Diversity and Inclusion Strategy

Annual Meeting: May 3, 2025

CONTACT: Meredith Benton | benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Berkshire Hathaway designate a Board Committee to oversee the Company’s diversity and inclusion strategy across its holding companies.

RATIONALE FOR A YES VOTE

Berkshire Hathaway’s (Berkshire) Board does not have a human capital management oversight aspect, outside of a tangential connection through the Audit Committee. The company is not positioned to support its companies capture positive opportunities associated with a diverse and inclusive workforce. A designated and knowledgeable Board Committee would help Berkshire companies navigate the current political environment and capture the upside potential of an inclusive workforce.

DISCUSSION

The Berkshire Board has tasked its Audit Committee with overseeing risk management, including “social risks such as . . . diversity.” The Company appears to see diversity solely as a source of “risk.” The proposal, however, asks that the Board more comprehensively manage its diversity and inclusion strategy, as this is a core element of ensuring effective workplaces.

The Audit Committee’s current responsibility is, appropriately, focused on overseeing the extent to which the Company’s management is handling the “major financial risk exposures” associated with “environmental and social risks” as part of overseeing the Company’s broader internal controls. It is tasked with doing this as a part of the limited functions identified in the “Purposes” section of its Charter— overseeing the Company’s “compliance with legal and regulatory requirements” and “the performance of . . . the Company’s internal audit function.” If the Audit Committee is doing anything else, it is acting outside of the purposes assigned to it by Charter.

The Proposal’s underlying concern is that Berkshire companies are failing to capitalize on the opportunities associated with a well-designed human capital management strategy.

2025 Proxy Memo Berkshire Hathaway.| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

Recognizing this need, Tesla, where a similar shareholder resolution was filed, announced in its recent 10-K filing1 that its Board has shifted to formal oversight of its human capital management strategy stating the following:

"Our Compensation Committee generally oversees our human capital management strategy, and regularly receives updates and reviews certain management practices related to Tesla’s talent, including how Tesla recruits, develops and retains excellent talent. The Committee directly interacts and engages with members of Tesla’s management, including members from the human resources, compliance and legal teams to review and evaluate people-related initiatives, employee feedback, risks and opportunities. The Committee also monitors developments in human capital management practices and recommends revisions to Company policies and practices as appropriate.”

Effective human capital management does not advantage one group over another, nor does it disadvantage one group over another.

Well managed diversity, equity, and inclusion programs do not place people into roles they don’t deserve; they are focused on ensuring that the bias and discrimination that exist in America2 does not harm the company’s ability to hire, advance, and retain the best possible employees.

It is important that the Berkshire Board be well informed on this topic area as the US Supreme Court’s June, 2023, decision striking down affirmative action in university admissions3 alongside the January, 2025, Executive Order 14173 have shifted the political and legal landscape in which companies operate. This placed significantly more scrutiny on workplace programs that may advantage specific groups.

Companies’ obligations to workplaces free of harassment and discrimination have not changed. Companies have a legal obligation4 and financial incentive to ensure equal opportunities that cultivate the strongest possible teams — and to refrain from creating workplaces that are hostile, unsafe, discriminatory, or enable harassment. The Equal Employment Opportunity Commission (EEOC) issued clarifying guidance in March 2025 reaffirming that Title VII of the Civil Rights Act of 1964 continues to prohibit “discrimination based on protected characteristics such as race and sex.” The EEOC emphasized that disparate treatment of workers, such as exclusion from training, mentorship, or networking events on the basis of a protected characteristic was not allowed. This included employee affinity groups, and trainings, as well as any employment decision based on the bias of customers.5

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1 https://www.sec.gov/Archives/edgar/data/1318605/000162828025003063/tsla-20241231.htm

2 https://www.pewresearch.org/race-and-ethnicity/2024/06/15/racial-discrimination-shapes-how-black-americans-view-their-progress-and-u-s-institutions-2/, https://academic.oup.com/qje/article-abstract/137/4/1963/6605934?redirectedFrom=fulltext&login=false, https://academic.oup.com/qje/article-abstract/133/1/191/4060073?redirectedFrom=PDF&login=false, https://www.pnas.org/doi/full/10.1073/pnas.1706255114, https://www.shrm.org/topics-tools/news/inclusion-diversity/gender-bias-2024-survey

3 https://www.sidley.com/en/insights/newsupdates/2023/08/us-supreme-court-ends-affirmative-action-in-higher-education--an-overview-and-practical-next-steps

4 https://www.eeoc.gov/statutes/title-vii-civil-rights-act-1964

5 https://natlawreview.com/article/what-dei-discrimination-latest-eeoc

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2025 Proxy Memo Berkshire Hathaway.| Shareholder Proposal Requesting a Report on Effectiveness of Efforts to Create a Meritocratic Workplace

Researchers have identified benefits of diverse and inclusive teams to include: access to top talent, a better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6 In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 6

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For questions, please contact Meredith Benton, As You Sow, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

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